Hilda Mackow
                                                  Vice President, Communications
                                                  Moore Corporation Limited
                                                  (416) 364-2600

                                                  Lissa Perlman
                                                  Kekst and Company
                                                  (212) 593-2655

   -- MOORE CORPORATION RECEIVES 73.54% OF WALLACE SHARES IN TENDER OFFER --

TORONTO (November 6, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) stated today that as of 7:00 p.m., on Friday, November 3, 1995, 16,698,706 shares, representing 73.54% of the total outstanding shares of Wallace Computer Services (NYSE: WCS), had been tendered into Moore's offer.

Reto Braun, Chairman and CEO, stated: "On October 12, we stated that unless the Wallace shareholders acted decisively and tendered a significant percentage of the Wallace stock by November 3, we would terminate our offer.

"The Wallace shareholders have spoken. As of November 3, over 73.5% of the Wallace shares have been tendered into Moore's offer. Clearly, the overwhelming majority of the Wallace shareholders have deemed our $60 offer "adequate" and wish to accept it immediately. It is time for the Wallace Board to sit down with Moore in a responsible manner and conclude an agreement to effectuate the wishes of the Wallace shareholders.

"Continued refusal to meet and conclude this transaction will only result in further waste of Wallace assets on needless litigation and proxy battles. Instead, we should turn our energies to charting the future of our combined companies -- for the benefit of our customers, employees and shareholders.

"The Wallace shareholders believe that this transaction will be in their best interest. It is time for the Wallace Board to accept that mandate and move from obstruction to construction. We are ready to meet with them at any time."

Mr. Braun stated that if the Wallace Board remains unresponsive, Moore will proceed with its efforts to acquire Wallace.

Moore also announced that it has extended the tender offer to 12:00 midnight on December 11, 1995.

                                      ###

Moore Corporation Limited (TSE, ME, NYSE: MCL) is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.

                         CERTAIN INFORMATION CONCERNING
                       PARTICIPANTS IN PROXY SOLICITATION

Moore Corporation Limited ("Moore") and FRDK, Inc., a wholly owned subsidiary of Moore ("FRDK"), are soliciting proxies for the 1995 Annual Meeting of Stockholders (the "Annual Meeting") of Wallace Computer Services, Inc. ("Wallace") in support of the election of the three nominees named below as directors of Wallace (the "Moore Nominees") and in favor of three stockholder resolutions that FRDK plans to introduce at the Annual Meeting. The following information concerning the identities of the "participants" (as defined in Instruction 3 of Item 4 of Schedule 14A promulgated by the Securities and Exchange Commission (the "Commission")) in the proxy solicitation by Moore and FRDK referred to above and the interests of such participants is furnished pursuant to Rule 14a-11(b)(2) promulgated by the Commission.

The Moore Nominees are Curtis A. Hessler, Albert W. Isenman III and Robert P. Rittereiser. In addition to Moore, FRDK and the Moore Nominees, the following directors and executive officers of Moore and FRDK may be deemed participants in the solicitation of proxies: Reto Braun (Chairman of the Board, President and Chief Executive Officer of Moore), Stephen A. Holinski (Senior Vice President and Chief Financial Officer of Moore; Director, Vice President and Treasurer of
FRDK), Joseph M. Duane (Vice President and General Counsel of Moore; Director, Chairman and President of FRDK), Shoba Khetrapal (Vice President and Treasurer of Moore), Hilda Mackow (Vice President Communications of Moore), Janis McKenzie (Senior Analyst, Corporate Secretarial of Moore), Joan M. Wilson (Vice President and Secretary of Moore; Director, Vice President and Secretary of FRDK). No Moore Nominee or any director or executive officer of Moore or FRDK currently owns any Shares. Moore owns 200 shares of common stock, par value $1.00 per share (the "Shares"), of Wallace. In addition, FRDK owns 150 Shares.

In addition to the persons listed above, the following individuals may be deemed participants in the solicitation of proxies: Lazard Freres & Co. LLC ("Lazard Freres"), Gerald Rosenfeld (Managing Director of Lazard Freres), Mark McMaster (Vice President of Lazard Freres), RBC Dominion Securities ("Dominion") and John Budreski (Vice President, Equity Division of Dominion). None of the foregoing entities or individuals currently own any Shares.